Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2005	2004 (c)	2003 (c)	2002 (c)	2001

Fixed charges, as defined:
Interest on long-term debt	$465	$491	$417	$486	$351
Interest on short-term debt and other interest	29	20	25	70	44
Amortization of debt discount, expense and premium - net	23	8	41	25	17
Estimated interest component of operating rentals	32	34	45	38	36
Preferred security distributions of subsidiaries on a pre-tax basis	5	5	45	79	64

Total fixed charges	$554	$558	$573	$698	$512

Earnings, as defined:
Net income (a)	$744	$721	$740	$444	$167
Preferred security dividend requirements	3	3	30	66	52
Less undistributed income (loss) of equity method investments	(14)	(14)	(19)	(23)	20
	761	738	789	533	199

Add:
Income taxes	121	203	179	214	261
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	540	547	521	598	419

Total earnings	$1,422	$1,488	$1,489	$1,345	$879

Ratio of earnings to fixed charges	2.6	2.7	2.6	1.9	1.7

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.6	2.7	2.6	1.9	1.7

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(c)	Certain line items have been revised due to the May 2005 sale of the Sundance plant and the related reclassification of prior period operating losses to "Loss from Discontinued Operations."